XENONICS HOLDINGS, INC.
2236 Rutherford Road, Suite 123
Carlsbad, California 92008

June 13, 2005

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Xenonics Holdings, Inc. — Request to Withdraw Post-Effective Amendment No. 1 on Form S-3 to Registration Statement No. 333-123221

Ladies and Gentlemen:

     Pursuant to Rule 477 under the Securities Act of 1933, Xenonics Holdings, Inc. hereby requests the withdrawal, effective immediately, of Post-Effective Amendment No.1 on Form S-3 to Form SB-2 Registration Statement No. 333-123221, which was filed with the Securities and Exchange Commission on May 23, 2005. Xenonics Holdings, Inc. confirms that no shares of common stock have been sold under Post-Effective Amendment No. 1 on Form S-3. Xenonics Holdings, Inc. has determined that it will not be eligible to use a Form S-3 registration statement until September 2005.

     If you have any questions about this withdrawal request, please contact our legal counsel, Marc Brown of Troy & Gould, at 310-789-1269.

Very truly yours, XENONICS HOLDINGS, INC.
By:	/s/ Richard J. Naughton
Richard J. Naughton
Chief Executive Officer